Pricing Supplement No. 3077 To prospectus supplement dated July 31, 2015 and prospectus dated April 27, 2016	Registration Statement No. 333-206013 Rule 424(b)(2)

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying prospectus supplement and prospectus do not constitute an offer to sell nor do they seek an offer to buy the notes in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated April 23, 2018

Ten-Year Fixed-to-Floating Rate Notes due April 25, 2028

The notes will pay interest quarterly in arrears for the first three years at a fixed rate of 5.75% per annum and, thereafter, at a variable rate per annum equal to the 10-Year U.S. Dollar ICE Swap Rate (“10-Year ICE Swap Rate”), subject to the Minimum Interest Rate of 0.00% per annum. Any payment on the notes is subject to the credit of the Issuer.

The notes are senior unsecured obligations of Deutsche Bank AG and are not, either directly or indirectly, an obligation of any third party. Any payments to be made on the notes depends on the ability of Deutsche Bank AG to satisfy its obligations as they become due and is not guaranteed by any third party. In the event Deutsche Bank AG were to default on its obligations or become subject to a Resolution Measure (as defined below), you might not receive any amounts owed to you under the terms of the notes.

Key Terms

Issuer:	Deutsche Bank AG, London Branch
Denominations:	$1,000 (the “Principal Amount”) and integral multiples of $1,000 in excess thereof
Issue Price:	100% of the Principal Amount
Payment at Maturity:	At maturity, you will receive a cash payment per $1,000 Principal Amount of notes equal to the Principal Amount plus any accrued but unpaid interest. If the scheduled Maturity Date is not a business day, the Maturity Date will be the first following day that is a business day, but no adjustment will be made to the interest payment made on such following business day. The Payment at Maturity is subject to the credit of the Issuer.
Interest Rate:

Interest will be paid quarterly in arrears at the applicable Interest Rate set forth below on each Interest Payment Date, based on an unadjusted 30/360 day count convention.

•      For each Interest Period commencing on or after the Settlement Date to, but excluding, April 25, 2021, the Interest Rate will be 5.75% per annum.

•      For each Interest Period commencing on or after April 25, 2021, the Interest Rate will be the greater of (i) the Minimum Interest Rate and (ii) the 10-Year ICE Swap Rate for the relevant Interest Period.

The 10-Year ICE Swap Rate, at any given time, generally indicates the fixed rate of interest paid (semi-annually) that a counterparty in the swaps market would have to pay for a fixed-for-floating U.S. dollar interest rate swap transaction with a 10-year maturity in order to receive a floating rate (paid quarterly) equal to three-month U.S. dollar London Interbank Offered Rate for that same maturity.

Minimum Interest Rate:	0.00% per annum
Interest Period:	The period from, and including, a scheduled Interest Payment Date, or the Settlement Date in the case of the first Interest Period, to, but excluding, the following Interest Payment Date
Interest Determination Date:	For each Interest Period commencing on or after April 25, 2021, two U.S. Government Securities business days prior to the first day of such Interest Period
Interest Payment Dates[1]:	The 25th of each January, April, July and October, beginning on July 25th, 2018 and ending on the Maturity Date. If any scheduled Interest Payment Date is not a business day, the interest will be paid on the first following day that is a business day, but no adjustment will be made to the interest payment made on such following business day.
Trade Date[1]:	April 23, 2018
Settlement Date[1]:	April 25, 2018
Maturity Date[1]:	April 25, 2028
Listing:	The notes will not be listed on any securities exchange.
CUSIP:	25155MMG3
ISIN:	US25155MMG32

[1]	In the event that we make any changes to the expected Trade Date or Settlement Date, the Interest Payment Dates and the Maturity Date may be changed so that the stated term of the notes remains the same.

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page 13 of the accompanying prospectus, PS-5 of the accompanying prospectus supplement and “Selected Risk Considerations” beginning on page PS-6 of this pricing supplement.

The Issuer’s estimated value of the notes on the Trade Date is approximately $970.00 to $990.00 per $1,000 Principal Amount of notes, which is less than the Issue Price. Please see “Issuer’s Estimated Value of the Notes” on page PS-2 of this pricing supplement for additional information.

By acquiring the notes, you will be bound by and deemed irrevocably to consent to the imposition of any Resolution Measure by the competent resolution authority, which may include the write down of all, or a portion, of any payment on the notes or the conversion of the notes into ordinary shares or other instruments of ownership. In a German insolvency proceeding or in the event of the imposition of Resolution Measures with respect to the Issuer, certain specifically defined senior unsecured debt instruments, including the notes, would rank junior to, without constituting subordinated debt, all other outstanding unsecured unsubordinated obligations of the Issuer, including some of the other senior debt securities issued under the prospectus, and would be satisfied only if all such other senior unsecured obligations of the Issuer have been paid in full. If any Resolution Measure becomes applicable to us, you may lose some or all of your investment in the notes. Please see “Resolution Measures and Deemed Agreement” on page PS-3 of this pricing supplement for more information.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplement or prospectus. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Discounts and Commissions(1)	Proceeds to Us
Per Note	$1,000.00	$990.00	$10.00
Total	$	$	$
(1)	For more detailed information about discounts and commissions, please see “Supplemental Plan of Distribution (Conflicts of Interest)” in this pricing supplement.

The agent for this offering is Deutsche Bank Securities Inc. (“DBSI”), an affiliate of ours. For more information, see “Supplemental Plan of Distribution (Conflicts of Interest)” in this pricing supplement.

The notes are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other U.S. or foreign governmental agency or instrumentality.

April     , 2018

Issuer’s Estimated Value of the Notes

The Issuer’s estimated value of the notes is equal to the sum of our valuations of the following two components of the notes: (i) a bond and (ii) an embedded derivative(s). The value of the bond component of the notes is calculated based on the present value of the stream of cash payments associated with a conventional bond with a principal amount equal to the Principal Amount of notes, discounted at an internal funding rate, which is determined primarily based on our market-based yield curve, adjusted to account for our funding needs and objectives for the period matching the term of the notes. The internal funding rate is typically lower than the rate we would pay when we issue conventional debt securities on equivalent terms. This difference in funding rate, as well as the agent’s commissions, if any, and the estimated cost of hedging our obligations under the notes, reduces the economic terms of the notes to you and is expected to adversely affect the price at which you may be able to sell the notes in any secondary market. The value of the embedded derivative(s) is calculated based on our internal pricing models using relevant parameter inputs such as expected interest rates and mid-market levels of price and volatility of the assets underlying the notes or any futures, options or swaps related to such underlying assets. Our internal pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect.

The Issuer’s estimated value of the notes on the Trade Date (as disclosed on the cover of this pricing supplement) is less than the Issue Price of the notes. The difference between the Issue Price and the Issuer’s estimated value of the notes on the Trade Date is due to the inclusion in the Issue Price of the agent’s commissions, if any, and the cost of hedging our obligations under the notes through one or more of our affiliates. Such hedging cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

The Issuer’s estimated value of the notes on the Trade Date does not represent the price at which we or any of our affiliates would be willing to purchase your notes in the secondary market at any time. Assuming no changes in market conditions or our creditworthiness and other relevant factors, the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions, if at all, would generally be lower than both the Issue Price and the Issuer’s estimated value of the notes on the Trade Date. Our purchase price, if any, in secondary market transactions will be based on the estimated value of the notes determined by reference to (i) the then-prevailing internal funding rate (adjusted by a spread) or another appropriate measure of our cost of funds and (ii) our pricing models at that time, less a bid spread determined after taking into account the size of the repurchase, the nature of the assets underlying the notes and then-prevailing market conditions. The price we report to financial reporting services and to distributors of our notes for use on customer account statements would generally be determined on the same basis. However, during the period of approximately three months beginning from the Trade Date, we or our affiliates may, in our sole discretion, increase the purchase price determined as described above by an amount equal to the declining differential between the Issue Price and the Issuer’s estimated value of the notes on the Trade Date, prorated over such period on a straight-line basis, for transactions that are individually and in the aggregate of the expected size for ordinary secondary market repurchases.

PS-2

Resolution Measures and Deemed Agreement

On May 15, 2014, the European Parliament and the Council of the European Union adopted a directive establishing a framework for the recovery and resolution of credit institutions and investment firms (commonly referred to as the “Bank Recovery and Resolution Directive”). The Bank Recovery and Resolution Directive required each member state of the European Union to adopt and publish by December 31, 2014 the laws, regulations and administrative provisions necessary to comply with the Bank Recovery and Resolution Directive. Germany adopted the Recovery and Resolution Act (Sanierungs- und Abwicklungsgesetz, or the “Resolution Act”), which became effective on January 1, 2015. The Bank Recovery and Resolution Directive and the Resolution Act provided national resolution authorities with a set of resolution powers to intervene in the event that a bank is failing or likely to fail and certain other conditions are met. From January 1, 2016, the power to initiate resolution measures applicable to significant banking groups (such as Deutsche Bank Group) in the European Banking Union has been transferred to the European Single Resolution Board which, based on the European Union regulation establishing uniform rules and a uniform procedure for the resolution of credit institutions and certain investment firms in the framework of a Single Resolution Mechanism and a Single Resolution Fund (the “SRM Regulation”), works in close cooperation with the European Central Bank, the European Commission and the national resolution authorities. Pursuant to the SRM Regulation, the Resolution Act and other applicable rules and regulations, the notes may be subject to any Resolution Measure by the competent resolution authority if we become, or are deemed by the competent supervisory authority to have become, “non-viable” (as defined under the then applicable law) and are unable to continue our regulated banking activities without a Resolution Measure becoming applicable to us. By acquiring the notes, you will be bound by and deemed irrevocably to consent to the provisions set forth in the accompanying prospectus, which we have summarized below.

Pursuant to the German law on the mechanism for the resolution of banks of November 2, 2015 (Abwicklungsmechanismusgesetz, or the “Resolution Mechanism Act”), in a German insolvency proceeding or in the event of the imposition of Resolution Measures with respect to the Issuer, certain specifically defined senior unsecured debt instruments, including the notes, would rank junior to, without constituting subordinated debt, all other outstanding unsecured unsubordinated obligations of the Issuer and be satisfied only if all such other senior unsecured obligations of the Issuer have been paid in full. The Resolution Mechanism Act could lead to increased losses for the holders of the notes if insolvency proceedings were initiated or Resolution Measures imposed upon the Issuer. See “Selected Risk Considerations” in this pricing supplement and “Risk Factors” in the accompanying prospectus for more information.

By acquiring the notes, you will be bound by and deemed irrevocably to consent to the imposition of any Resolution Measure by the competent resolution authority. Under the relevant resolution laws and regulations as applicable to us from time to time, the notes may be subject to the powers exercised by the competent resolution authority to: (i) write down, including to zero, any payment (or delivery obligations) on the notes; (ii) convert the notes into ordinary shares of (a) the Issuer, (b) any group entity or (c) any bridge bank or other instruments of ownership of such entities qualifying as common equity tier 1 capital; and/or (iii) apply any other resolution measure including, but not limited to, any transfer of the notes to another entity, the amendment, modification or variation of the terms and conditions of the notes or the cancellation of the notes. We refer to each of these measures as a “Resolution Measure.” A “group entity” refers to an entity that is included in the corporate group subject to a Resolution Measure. A “bridge bank” refers to a newly chartered German bank that would receive some or all of our assets, liabilities and material contracts, including those attributable to our branches and subsidiaries, in a resolution proceeding.

Furthermore, by acquiring the notes, you:

•	are deemed irrevocably to have agreed, and you will agree: (i) to be bound by, to acknowledge and to accept any Resolution Measure and any amendment, modification or variation of the terms and conditions of the notes to give effect to any Resolution Measure; (ii) that you will have no claim or other right against us arising out of any Resolution Measure; and (iii) that the imposition of any Resolution Measure will not constitute a default or an event of default under the notes, under the senior indenture dated November 22, 2006 among us, Law Debenture Trust Company of New York, as trustee, and Deutsche Bank Trust Company Americas, as issuing agent, paying agent, authenticating agent and registrar, as amended and supplemented from time to time (the “Indenture”), or for the purposes of, but only to the fullest extent permitted by, the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”);

•	waive, to the fullest extent permitted by the Trust Indenture Act and applicable law, any and all claims against the trustee and the paying agent, the issuing agent and the registrar (each, an “indenture agent”) for, agree not to initiate a suit against the trustee or the indenture agents in respect of, and agree that the trustee and the indenture agents will not be liable for, any action that the trustee or the indenture agents take, or abstain from taking, in either case in accordance with the imposition of a Resolution Measure by the competent resolution authority with respect to the notes; and

•	will be deemed irrevocably to have: (i) consented to the imposition of any Resolution Measure as it may be imposed without any prior notice by the competent resolution authority of its decision to exercise such power with respect to the notes; (ii) authorized, directed and requested The Depository Trust Company (“DTC”) and any direct

PS-3

participant in DTC or other intermediary through which you hold such notes to take any and all necessary action, if required, to implement the imposition of any Resolution Measure with respect to the notes as it may be imposed, without any further action or direction on your part or on the part of the trustee or the indenture agents; and (iii) acknowledged and accepted that the Resolution Measure provisions described herein and in the “Resolution Measures” section of the accompanying prospectus are exhaustive on the matters described herein and therein to the exclusion of any other agreements, arrangements or understandings between you and the Issuer relating to the terms and conditions of the notes.

This is only a summary, for more information please see the accompanying prospectus dated April 27, 2016, including the risk factors beginning on page 13 of such prospectus.

PS-4

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus supplement dated July 31, 2015 relating to our Series A global notes of which these notes are a part and the prospectus dated April 27, 2016. Delaware Trust Company, which acquired the corporate trust business of Law Debenture Trust Company of New York, is the successor trustee of the notes. When you read the accompanying prospectus supplement, please note that all references in the prospectus supplement to the prospectus dated July 31, 2015, or to any sections therein, should refer instead to the accompanying prospectus dated April 27, 2016 or to the corresponding sections of such prospectus, as applicable, unless otherwise specified or the context otherwise requires. You may access these documents on the website of the Securities and Exchange Commission (the “SEC”) at.www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus supplement dated July 31, 2015:

http://www.sec.gov/Archives/edgar/data/1159508/000095010315006048/crt-dp58161_424b2.pdf

•	Prospectus dated April 27, 2016:

https://www.sec.gov/Archives/edgar/data/1159508/000119312516559607/d181910d424b21.pdf

Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this pricing supplement, “we,” “us” or “our” refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

This pricing supplement, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in this pricing supplement and in “Risk Factors” in the accompanying prospectus supplement and prospectus. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the notes.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. We will notify you in the event of any changes to the terms of the notes and you will be asked to accept such changes in connection with your purchase of any notes. You may also choose to reject such changes, in which case we may reject your offer to purchase the notes.

PS-5

Selected Risk Considerations

An investment in the notes involves risks. This section describes the most significant risks relating to the notes. For a complete list of risk factors, please see the accompanying prospectus supplement and prospectus.

•	AFTER THE FIRST THREE YEARS, THE INTEREST PAYMENT WILL BE DETERMINED BY REFERENCE TO THE 10-YEAR ICE SWAP RATE — For the first three years, the notes will pay interest at a fixed rate of 5.75% per annum. After the first three years, the Interest Rate will be equal to the 10-Year CMS Rate, subject to the Minimum Interest Rate of 0.00% per annum. Because the Interest Rate after the first three years is a floating rate, you will be exposed to risks not associated with a conventional fixed-rate debt instrument. These risks include fluctuation of the applicable Interest Rate and the possibility that, for any Interest Period, you may receive a lesser amount of interest as compared to the amount for one or more prior Interest Periods. Any payment on the notes is subject to our ability to satisfy our obligations as they become due.

•	AN INVESTMENT IN THE NOTES MAY BE RISKIER THAN AN INVESTMENT IN NOTES WITH A SHORTER TERM — The notes have a term of ten years. By purchasing notes with a longer term, you will have greater exposure to the risk that the value of the notes may decline over time due to such factors as inflation, rising interest rates and/or changes in the ICE swap rate yield curve. If market interest rates rise during the term of the notes, the Interest Rate on the notes may in the future be lower than the interest rates for similar debt securities then prevailing in the market. If this occurs, you will not be able to require the Issuer to redeem the notes and will, therefore, bear the risk of holding the notes and of earning a lower return than you could earn on other investments until the Maturity Date.

•	THE NOTES ARE SUBJECT TO THE CREDIT OF DEUTSCHE BANK AG — The notes are senior unsecured obligations of Deutsche Bank AG and are not, either directly or indirectly, an obligation of any third party. Any payment(s) to be made on the notes depends on the ability of Deutsche Bank AG to satisfy its obligations as they become due. An actual or anticipated downgrade in Deutsche Bank AG’s credit rating or increase in the credit spreads charged by the market for taking Deutsche Bank AG’s credit risk will likely have an adverse effect on the value of the notes. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the notes and, in the event Deutsche Bank AG were to default on its obligations or become subject to a Resolution Measure, you might not receive any amount(s) owed to you under the terms of the notes and you could lose your entire investment.

•	THE NOTES MAY BE WRITTEN DOWN, BE CONVERTED INTO ORDINARY SHARES OR OTHER INSTRUMENTS OF OWNERSHIP OR BECOME SUBJECT TO OTHER RESOLUTION MEASURES IN A GERMAN INSOLVENCY PROCEEDING OR IN THE EVENT OF THE IMPOSITION OF RESOLUTION MEASURES WITH RESPECT TO THE ISSUER, THE NOTES WOULD BE SATISFIED ONLY IF CERTAIN OTHER UNSECURED UNSUBORDINATED OBLIGATIONS OF THE ISSUER HAVE BEEN PAID IN FULL. YOU MAY LOSE SOME OR ALL OF YOUR INVESTMENT IF ANY SUCH MEASURE BECOMES APPLICABLE TO US — Pursuant to the SRM Regulation, the Resolution Act and other applicable rules and regulations described above under “Resolution Measures and Deemed Agreement,” the notes are subject to the powers exercised by the competent resolution authority to impose Resolution Measures on us, which may include: writing down, including to zero, any claim for payment on the notes; converting the notes into ordinary shares of (i) the Issuer, (ii) any group entity or (iii) any bridge bank or other instruments of ownership of such entities qualifying as common equity tier 1 capital; or applying any other resolution measure including, but not limited to, transferring the notes to another entity, amending, modifying or varying the terms and conditions of the notes or cancelling the notes. The competent resolution authority may apply Resolution Measures individually or in any combination.

The Resolution Mechanism Act provides that, in a German insolvency proceeding of the Issuer, certain specifically defined senior unsecured debt instruments would rank junior to, without constituting subordinated debt, all other outstanding unsecured unsubordinated obligations of the Issuer and be satisfied only if all such other senior unsecured obligations of the Issuer have been paid in full. This prioritization would also be given effect if Resolution Measures are imposed on the Issuer, so that obligations under debt instruments that rank junior in insolvency as described above would be written down or converted into common equity tier 1 instruments before any other senior unsecured obligations of the Issuer are written down or converted. A large portion of our liabilities consist of senior unsecured obligations that either fall outside the statutory definition of debt instruments that rank junior to other senior unsecured obligations according to the Resolution Mechanism Act or are expressly exempted from such definition.

PS-6

Among those unsecured unsubordinated obligations that are expressly exempted are money market instruments and senior unsecured debt instruments whose terms provide that (i) the repayment or the amount of the repayment depends on the occurrence or non-occurrence of an event which is uncertain at the point in time when the senior unsecured debt instruments are issued or is settled in a way other than by monetary payment, or (ii) the payment of interest or the amount of the interest payments depends on the occurrence or non-occurrence of an event which is uncertain at the point in time when the senior unsecured debt instruments are issued unless the payment of interest or the amount of the interest payments solely depends on a fixed or floating reference interest rate and is settled by monetary payment. This order of priority introduced by the Resolution Mechanism Act would apply in German insolvency proceedings instituted, or when Resolution Measures are imposed, on or after January 1, 2017 with effect for debt instruments of the Issuer outstanding at that time. In a German insolvency proceeding or in the event of the imposition of Resolution Measures with respect to the Issuer, the competent regulatory authority or court would determine which of our senior debt securities issued under the prospectus have the terms described in clauses (i) or (ii) above, referred to herein as the “Structured Debt Securities,” and which do not, referred to herein as the “Non-Structured Debt Securities.” We expect the notes offered herein to be classified as Non-Structured Debt Securities. In a German insolvency proceeding or in the event of the imposition of Resolution Measures with respect to the Issuer, the unsecured unsubordinated obligations of the Issuer that either fall outside the statutory definition of debt instruments that rank junior to other senior unsecured obligations or are expressly exempted from such definition, including any Structured Debt Securities, are expected to bear losses after the Non-Structured Debt Securities (including the notes) as described above. The Resolution Mechanism Act could lead to increased losses for the holders of the notes if insolvency proceedings were initiated or Resolution Measures imposed upon the Issuer. Imposition of a Resolution Measure would likely occur if we become, or are deemed by the competent supervisory authority to have become, “non-viable” (as defined under the then applicable law) and are unable to continue our regulated banking activities without a Resolution Measure becoming applicable to us. The Bank Recovery and Resolution Directive and the Resolution Act are intended to eliminate the need for public support of troubled banks, and you should be aware that public support, if any, would only potentially be used by the competent supervisory authority as a last resort after having assessed and exploited, to the maximum extent practicable, the resolution tools, including the bail-in tool. You may lose some or all of your investment in the notes if a Resolution Measure becomes applicable to us.

By acquiring the notes, you would have no claim or other right against us arising out of any Resolution Measure and we would have no obligation to make payments under the notes following the imposition of a Resolution Measure. In particular, the imposition of any Resolution Measure will not constitute a default or an event of default under the notes, under the Indenture or for the purposes of, but only to the fullest extent permitted by, the Trust Indenture Act. Furthermore, because the notes are subject to any Resolution Measure, secondary market trading in the notes may not follow the trading behavior associated with similar types of securities issued by other financial institutions which may be or have been subject to a Resolution Measure. In addition, secondary market trading in the notes may not follow the trading behavior associated either with Structured Debt Securities issued by us or with securities issued by other financial institutions that are not subject to the Resolution Mechanism Act or similar laws.

In addition, by your acquisition of the notes, you waive, to the fullest extent permitted by the Trust Indenture Act and applicable law, any and all claims against the trustee and the indenture agents for, agree not to initiate a suit against the trustee or the indenture agents in respect of, and agree that the trustee and the indenture agents will not be liable for, any action that the trustee or the indenture agents take, or abstain from taking, in either case in accordance with the imposition of a Resolution Measure by the competent resolution authority with respect to the notes. Accordingly, you may have limited or circumscribed rights to challenge any decision of the competent resolution authority to impose any Resolution Measure.

•	THE ISSUER’S ESTIMATED VALUE OF THE NOTES ON THE TRADE DATE WILL BE LESS THAN THE ISSUE PRICE OF THE NOTES — The Issuer’s estimated value of the notes on the Trade Date (as disclosed on the cover of this pricing supplement) is less than the Issue Price of the notes. The difference between the Issue Price and the Issuer’s estimated value of the notes on the Trade Date is due to the inclusion in the Issue Price of the agent’s commissions, if any, and the cost of hedging our obligations under the notes through one or more of our affiliates. Such hedging cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. The Issuer’s estimated value of the notes is determined by reference to an internal funding rate and our pricing models. The internal funding rate is typically lower than the rate we would pay when we issue conventional debt securities on equivalent terms. This difference in funding rate, as well as the agent’s commissions, if any, and the estimated cost of hedging our obligations under the notes, reduces the economic terms of the notes to you and is expected to adversely affect the price at which you may be able to sell the notes in any secondary market. In

PS-7

addition, our internal pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. If at any time a third party dealer were to quote a price to purchase your notes or otherwise value your notes, that price or value may differ materially from the estimated value of the notes determined by reference to our internal funding rate and pricing models. This difference is due to, among other things, any difference in funding rates, pricing models or assumptions used by any dealer who may purchase the notes in the secondary market.

•	IF THE 10-YEAR ICE SWAP RATE CHANGES, THE VALUE OF YOUR NOTES MAY NOT CHANGE IN THE SAME MANNER — Your notes may trade quite differently from other instruments linked or related to the 10-Year ICE Swap Rate. Changes in the 10-Year Ice Swap Rate may not result in a comparable change in the value of your notes.

•	PAST PERFORMANCE OF THE 10-YEAR ICE SWAP RATE IS NO GUIDE TO FUTURE PERFORMANCE — The actual performance of the 10-Year ICE Swap Rate over the term of the notes may bear little relation to the historical performance of the 10-Year ICE Swap Rate. We cannot predict the future performance of the 10-Year ICE Swap Rate or whether the performance of the 10-Year ICE Swap Rate will result in any interest payments after the first three years.

•	ASSUMING NO CHANGES IN MARKET CONDITIONS AND OTHER RELEVANT FACTORS, THE PRICE YOU MAY RECEIVE FOR YOUR NOTES IN SECONDARY MARKET TRANSACTIONS WOULD GENERALLY BE LOWER THAN BOTH THE ISSUE PRICE AND THE ISSUER’S ESTIMATED VALUE OF THE NOTES ON THE TRADE DATE — While the payment(s) on the notes described in this pricing supplement is based on the full Principal Amount of notes, the Issuer’s estimated value of the notes on the Trade Date (as disclosed on the cover of this pricing supplement) is less than the Issue Price of the notes. The Issuer’s estimated value of the notes on the Trade Date does not represent the price at which we or any of our affiliates would be willing to purchase your notes in the secondary market at any time. Assuming no changes in market conditions or our creditworthiness and other relevant factors, the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions, if at all, would generally be lower than both the Issue Price and the Issuer’s estimated value of the notes on the Trade Date. Our purchase price, if any, in secondary market transactions would be based on the estimated value of the notes determined by reference to (i) the then-prevailing internal funding rate (adjusted by a spread) or another appropriate measure of our cost of funds and (ii) our pricing models at that time, less a bid spread determined after taking into account the size of the repurchase, the nature of the assets underlying the notes and then-prevailing market conditions. The price we report to financial reporting services and to distributors of our notes for use on customer account statements would generally be determined on the same basis. However, during the period of approximately three months beginning from the Trade Date, we or our affiliates may, in our sole discretion, increase the purchase price determined as described above by an amount equal to the declining differential between the Issue Price and the Issuer’s estimated value of the notes on the Trade Date, prorated over such period on a straight-line basis, for transactions that are individually and in the aggregate of the expected size for ordinary secondary market repurchases.

In addition to the factors discussed above, the value of the notes and our purchase price in secondary market transactions after the Trade Date, if any, will vary based on many economic and market factors, including our creditworthiness, and cannot be predicted with accuracy. These changes may adversely affect the value of your notes, including the price you may receive in any secondary market transactions. Any sale prior to the Maturity Date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

•	THE NOTES WILL NOT BE LISTED AND THERE WILL LIKELY BE LIMITED LIQUIDITY — The notes will not be listed on any securities exchange. There may be little or no secondary market for the notes. We or our affiliates intend to act as market makers for the notes but are not required to do so and may cease such market making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to sell the notes when you wish to do so or at a price advantageous to you. Because we do not expect other dealers to make a secondary market for the notes, the price at which you may be able to sell your notes is likely to depend on the price, if any, at which we or our affiliates are willing to buy the notes. If, at any time, we or our affiliates do not act as market makers, it is likely that there would be little or no secondary market for the notes. If you have to sell your notes prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss, even in cases where the 10-Year ICE Swap Rate has increased since the Trade Date.

•	MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE NOTES — While we expect that, generally, the performance of the 10-Year ICE Swap Rate will affect the value of the notes more

PS-8

than any other single factor, the value of the notes prior to maturity will also be affected by a number of other factors that may either offset or magnify each other, including:

•	the expected volatility of the 10-Year ICE Swap Rate;

•	changes in the ICE swap rate yield curve;

•	the time remaining to the maturity of the notes;

•	trends relating to inflation;

•	interest rates and yields in the markets generally;

•	geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the 10-Year ICE Swap Rate or the markets generally;

•	supply and demand for the notes; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

•	TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES IN THE DERIVATIVE MARKETS MAY IMPAIR THE VALUE OF THE NOTES — We or our affiliates expect to hedge our exposure from the notes by entering into derivative transactions, such as over-the-counter options, futures or exchange-traded instruments. We or our affiliates may also engage in trading in instruments linked or related to the 10-Year ICE Swap Rate on a regular basis as part of our or their general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. Such trading and hedging activities may adversely affect the 10-Year ICE Swap Rate and, therefore, make it less likely that you will receive a positive return on your investment in the notes. It is possible that we or our affiliates could receive substantial returns from these hedging and trading activities while the value of the notes declines. We or our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the 10-Year ICE Swap Rate. To the extent we or our affiliates serve as issuer, agent or underwriter for such securities or financial or derivative instruments, our or our affiliates’ interests with respect to such products may be adverse to those of the holders of the notes. Introducing competing products into the marketplace in this manner could adversely affect the 10-Year ICE Swap Rate and the value of the notes. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, investors’ trading and investment strategies related to the notes.

•	WE, OUR AGENTS OR OUR AFFILIATES MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD ADVERSELY AFFECT THE 10-YEAR ICE SWAP RATE AND THE VALUE OF THE NOTES — We, our agents or our affiliates may publish research from time to time on financial markets and other matters that could adversely affect the 10-Year ICE Swap Rate and the value of the notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any research, opinions or recommendations expressed by us, our agents or our affiliates may not be consistent with each other and may be modified from time to time without notice. You should make your own independent investigation of the merits of investing in the notes and the Interest Rates to which the notes are linked.

•	POTENTIAL CONFLICTS OF INTEREST — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent, hedging our obligations under the notes and determining the Issuer’s estimated value of the notes on the Trade Date and the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions. In performing these roles, our economic interests and those of our affiliates are potentially adverse to your interests as an investor in the notes.

Deutsche Bank AG, London Branch is the Issuer of the notes and the calculation agent for the notes. While Deutsche Bank AG, London Branch will act in good faith and in a commercially reasonable manner in making all determinations with respect to the notes, including the amount of interest payable on each Interest Payment Date, there can be no assurance that any determinations made by Deutsche Bank AG, London Branch in its capacity as the calculation agent for the notes will not affect the value of the notes. Because determinations made by Deutsche Bank AG, London Branch in such capacity may affect the interest payments due on each Interest Payment Date, potential conflicts of interest may exist between Deutsche Bank AG, London Branch and you, as a holder of the notes.

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•	TREATED AS VARIABLE RATE DEBT INSTRUMENTS — In the opinion of our special tax counsel, Davis Polk & Wardwell LLP, the notes should be treated for U.S. federal income tax purposes as “variable rate debt instruments” that provide for a single fixed rate followed by a qualified floating rate (“QFR”).

It is expected that the notes will be issued with original issue discount (“OID”), which will be taxed over the term of the notes according to a constant-yield method based on a compounding of interest, regardless of your method of tax accounting. In order to determine the amount of qualified stated interest (“QSI”) and OID in respect of the notes, an equivalent fixed rate debt instrument must be constructed. The equivalent fixed rate debt instrument is constructed in the following manner: (i) first, the initial fixed rate is converted to a QFR that would preserve the fair market value of the notes, and (ii) second, each QFR (including the QFR determined under (i) above) is converted to a fixed rate substitute (which will generally be the value of that QFR as of the issue date of the notes). Under applicable Treasury regulations, the notes will generally be treated as providing for QSI at a rate equal to the lowest rate of interest in effect at any time under the equivalent fixed rate debt instrument, and any interest in excess of that rate will generally be treated as part of the stated redemption price at maturity and, therefore, as giving rise to OID. Whether the notes have been issued with OID, and the amount thereof, cannot be determined prior to the Settlement Date. If the notes are issued with OID, information regarding the annual accrual of OID on the notes will be filed with the Internal Revenue Service on a Form 8281 and will be made publicly available. Please review the section of the accompanying prospectus supplement entitled “United States Federal Income Taxation — Tax Consequences to U.S. Holders — OID Notes” for a further discussion of the taxation of OID.

It is expected that all interest payments during the last seven years that the notes are outstanding will be treated as QSI, and that a portion of each interest payment made during the first three years that the notes are outstanding will be QSI, with the remainder treated as OID, which will be taxed as discussed above. QSI will be taxable to you at the time it accrues or is received, in accordance with your method of accounting for U.S. federal income tax purposes.

If you purchase a note at a price that is greater or less than the issue price, you will be considered to have purchased the note with “acquisition premium” or “market discount,” respectively. See “United States Federal Income Taxation — Tax Consequences to U.S. Holders — Market Discount” and “United States Federal Income Taxation — Tax Consequences to U.S. Holders — Acquisition Premium and Amortizable Bond Premium,” as applicable, on page PS-40 of the accompanying prospectus supplement.

The discussions above and in the accompanying prospectus supplement do not address the consequences to taxpayers subject to special tax accounting rules under Section 451(b).

Withholding under legislation commonly referred to as “FATCA” may apply to amounts treated as interest paid with respect to the notes, as well as to payments of gross proceeds of a taxable disposition, including redemption at maturity, of a note, unless certain reporting and due diligence requirements have been satisfied. However, under a recent IRS notice, this regime will not apply to payments of gross proceeds (other than any amount treated as interest (including OID)) with respect to dispositions occurring before January 1, 2019. You should consult your tax adviser regarding the potential application of FATCA to the notes.

If you are a non-U.S. holder, you will not be subject to U.S. federal income tax (including withholding tax), provided that you fulfill certain certification requirements and certain other conditions are met. See “United States Federal Income Taxation — Tax Consequences to Non-U.S. Holders” on page PS-42 of the accompanying prospectus supplement.

You should review carefully the section of the accompanying prospectus supplement entitled “United States Federal Income Taxation.” The preceding discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel regarding the material U.S. federal income tax consequences of owning and disposing of the notes.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the notes.

For a discussion of certain German tax considerations relating to the notes, you should refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

You should consult your tax adviser regarding the U.S. federal tax consequences of an investment in the notes, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

PS-10

DESCRIPTION OF THE NOTES

The following description of the terms of the notes supplements the description of the general terms of the debt securities set forth under the headings “Description of Notes” in the accompanying prospectus supplement and “Description of Debt Securities” in the accompanying prospectus. Capitalized terms used but not defined in this pricing supplement have the meanings assigned to them in the accompanying prospectus supplement and prospectus. The term “note” refers to each $1,000 Principal Amount of our Ten-Year Fixed-to-Floating Rate Notes due April 25, 2028.

General

The notes are senior unsecured obligations of Deutsche Bank AG that pay interest quarterly in arrears for the first three years at a fixed rate of 5.75% per annum and, thereafter, at a variable rate per annum equal to the 10-Year U.S. Dollar ICE Swap Rate (“10-Year ICE Swap Rate”), subject to the Minimum Interest Rate of 0.00% per annum. The notes are our Series A global notes referred to in the accompanying prospectus supplement and prospectus. The notes will be issued by Deutsche Bank AG, London Branch under an indenture among us, Delaware Trust Company, as successor trustee to Law Debenture Trust Company of New York, and Deutsche Bank Trust Company Americas, as issuing agent, paying agent, authenticating agent and registrar.

The notes are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other U.S. or foreign governmental agency or instrumentality.

The notes are our direct, unconditional, unsecured and unsubordinated obligations and rank equally and pari passu with the claims of all our other unsecured and unsubordinated creditors, subject to any statutory priority regime of the jurisdiction of our incorporation (or the jurisdiction where our London branch is established) that provides certain claims will be satisfied first in a resolution or German insolvency proceeding with respect to the Issuer. For more information, see “Resolution Measures and Deemed Agreement” on page PS-3 of this pricing supplement.

The notes will be issued in denominations of $1,000 and integral multiples of $1,000 in excess thereof. The principal amount of the notes is $1,000 (the “Principal Amount”) and the issue price of the notes is 100% of the Principal Amount (the “Issue Price”). The notes will be issued in registered form and represented by one or more permanent global notes registered in the name of The Depository Trust Company (“DTC”) or its nominee, as described under “Description of Notes — Form, Legal Ownership and Denomination of Notes” in the accompanying prospectus supplement and “Forms of Securities — Legal Ownership — Global Securities” in the accompanying prospectus.

The specific terms of the notes are set forth under the heading “Key Terms” on the cover page of this pricing supplement and in the subsections below.

Payments on the Notes

We will irrevocably deposit with DTC no later than the opening of business on the applicable Interest Payment Date and the Maturity Date funds sufficient to make payments of the amount payable, if any, with respect to the notes on such date. We will give DTC irrevocable instructions and authority to pay such amount to the holders of the notes entitled thereto.

Subject to the foregoing and to applicable law (including, without limitation, United States federal laws), we or our affiliates may, at any time and from time to time, purchase outstanding notes by tender, in open market transactions or by private agreement.

Additional Definitions

The “10-Year ICE Swap Rate” for any U.S. Government Securities business day is the mid-market semi-annual swap rate expressed as a percentage for a U.S. dollar interest rate swap transaction with a term equal to 10 years, published on Reuters page ICESWAP1 (or any successor page thereto) at 11:00 a.m., New York time. If the 10-Year ICE Swap Rate does not appear on Reuters page ICESWAP1 (or any successor page thereto) on such day, the 10-Year ICE Swap Rate for such day shall be determined on the basis of the mid-market semi-annual swap rate quotations provided by five banking institutions selected by the calculation agent at approximately 11:00 a.m., New York time, on such day. For purposes of this definition, “semi-annual swap rate” means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. dollar interest rate swap transaction with a 10-year maturity commencing

PS-11

on that date and in an amount that is representative for a single transaction in the relevant market at the relevant time with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to USD-LIBOR-BBA with a designated maturity of three months. In such an event, the 10-Year ICE Swap Rate for such day will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest). If fewer than three quotations are provided as requested, the rate will be determined by the calculation agent in good faith and in a commercially reasonable manner. The 10-Year ICE Swap Rate for any day which is not an U.S. Government Securities business day will be the 10-Year ICE Swap Rate as in effect on the immediately preceding U.S. Government Securities business day.

A “business day” is any day other than a day that is (i) a Saturday or Sunday, (ii) a day on which banking institutions generally in the City of New York or London, England are authorized or obligated by law, regulation or executive order to close or (iii) a day on which transactions in U.S. dollars are not conducted in the City of New York or London, England.

A “U.S. Government Securities business day” means any day, other than a Saturday, Sunday, or a day on which the Securities Industry and Financial Markets Association (or any successor thereto) recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

Calculation Agent

Deutsche Bank AG, London Branch will act as the calculation agent for the notes. As calculation agent, Deutsche Bank AG, London Branch will determine, among other things, the amount of interest payable in respect of your notes on each Interest Payment Date. Unless otherwise specified in this pricing supplement, all determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you, the trustee and us. We may appoint a different calculation agent from time to time after the Trade Date without your consent and without notifying you.

The calculation agent will provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, of the amount to be paid on each Interest Payment Date and at maturity on or prior to 11:00 a.m., New York City time, on the business day preceding each Interest Payment Date and the Maturity Date, as applicable.

All calculations with respect to the amount of interest payable on the notes will be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upward (e.g., 0.876545 would be rounded to 0.87655); all U.S. dollar amounts related to determination of the payment per $1,000 Principal Amount of notes at maturity will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (e.g., 0.76545 would be rounded up to 0.7655); and all U.S. dollar amounts paid on the aggregate Principal Amount of notes per holder will be rounded to the nearest cent, with one-half cent rounded upward.

Events of Default

Under the heading “Description of Debt Securities — Events of Default” in the accompanying prospectus is a description of events of default relating to debt securities including the notes.

Payment Upon an Event of Default

If an event of default (as defined in the accompanying prospectus) occurs and the maturity of your notes is accelerated, we will pay a default amount for each $1,000 Principal Amount of notes equal to $1,000 plus any accrued but unpaid interest to, but excluding, the date of acceleration.

If the maturity of the notes is accelerated because of an event of default as described above, we will, or will cause the calculation agent to, provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, and to DTC of the cash amount due with respect to the notes as promptly as possible, and in no event later than two business days after the date of such acceleration.

Modification

Under the heading “Description of Debt Securities — Modification of an Indenture” in the accompanying prospectus is a description of when the consent of each affected holder of debt securities is required to modify the indenture.

PS-12

Defeasance

The provisions described in the accompanying prospectus under the heading “Description of Debt Securities — Discharge and Defeasance” are not applicable to the notes.

Listing

The notes will not be listed on any securities exchange.

Book-Entry Only Issuance — The Depository Trust Company

DTC will act as securities depositary for the notes. The notes will be issued only as fully registered securities registered in the name of Cede & Co. (DTC’s nominee). One or more fully registered global notes certificates, representing the total aggregate Principal Amount of notes, will be issued and will be deposited with DTC. See the descriptions contained in the accompanying prospectus supplement under the headings “Description of Notes — Form, Legal Ownership and Denomination of Notes.” The notes are offered on a global basis. Investors may elect to hold interests in the registered global notes held by DTC through Clearstream, Luxembourg or the Euroclear operator if they are participants in those systems, or indirectly through organizations that are participants in those systems. See “Series A Notes Offered on a Global Basis — Book Entry, Delivery and Form” in the accompanying prospectus supplement.

Governing Law

The notes will be governed by and interpreted in accordance with the laws of the State of New York, and for all purposes shall be construed in accordance with the laws of such state, except as may otherwise be required by mandatory provisions of law.

PS-13

USE OF PROCEEDS; HEDGING

The net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, by us or by one or more of our affiliates in connection with hedging our obligations under the notes, as more particularly described in “Use of Proceeds” in the accompanying prospectus.

We or our affiliates may acquire a long or short position in securities similar to the notes from time to time and may, in our or their sole discretion, hold or resell those securities. Although we have no reason to believe that any of these activities will have a material impact on the value of the notes, we cannot assure you that these activities will not have such an effect. We have no obligation to engage in any manner of hedging activity and will do so solely at our discretion and for our own account. No note holder shall have any rights or interest in our hedging activity or any positions we may take in connection with our hedging activity.

PS-14

HISTORICAL INFORMATION

The graph below sets forth the historical performance of the 10-Year ICE Swap Rate from April 19, 2008 through April 19, 2018. As of April 19, 2018, the 10-Year ICE Swap Rate was 2.932%. We obtained the historical rates for the 10-Year ICE Swap Rate from Bloomberg L.P. and we have not participated in the preparation of, or verified, such information. The historical rates of the 10-Year ICE Swap Rate should not be taken as an indication of future performance and no assurance can be given as to the future movements of the 10-Year ICE Swap Rate during the term of the notes.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

Under the terms and subject to the conditions contained in the Distribution Agreement entered into between Deutsche Bank AG and DBSI, as agent, DBSI has agreed to purchase, and we have agreed to sell, the Principal Amount of notes set forth on the cover page.

DBSI will not receive a discount or commission, but will allow as a concession or reallowance to other dealers discounts and commissions of 1.00% or $10.00 per $1,000 Principal Amount of notes. DBSI will sell all of the notes that it purchases from us to such other dealers at a price of 99.00% or $990.00 per $1,000 Principal Amount of notes.

We own, directly or indirectly, all of the outstanding equity securities of DBSI. The net proceeds received from the sale of the notes will be used, in part, by DBSI or one of its affiliates in connection with hedging our obligations under the notes. Because DBSI is both our affiliate and a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”), the underwriting arrangements for this offering must comply with the requirements of FINRA Rule 5121 regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. In accordance with FINRA Rule 5121, DBSI may not make sales in offerings of the notes to any of its discretionary accounts without the prior written approval of the customer.

DBSI may act as principal or agent in connection with offers and sales of the notes in the secondary market. Secondary market offers and sales will be made at prices related to market prices at the time of such offer or sale; accordingly, DBSI or a dealer may change the public offering price, concession and/or discount after the offering has been completed.

In order to facilitate the offering of the notes, DBSI may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, DBSI may sell more notes than it is obligated to purchase in connection with the offering, creating a naked short position in the notes for its own account. DBSI must close out any naked short position by purchasing the notes in the open market. A naked short position is more likely to be created if DBSI is concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, DBSI may bid for, and purchase, notes in the open market to stabilize the price of the notes. Any of these activities may raise or maintain the market price of the notes above independent market levels or prevent or slow a decline in the market price of the notes. DBSI is not required to engage in these activities and may end any of these activities at any time.

PS-15

To the extent the total aggregate Face Amount of notes offered pursuant to this pricing supplement is not purchased by investors, one or more of our affiliates may agree to purchase for investment the unsold portion. As a result, upon completion of this offering, our affiliates may own a portion of the notes offered in this offering.

No action has been or will be taken by us, DBSI or any dealer that would permit a public offering of the notes or possession or distribution of this pricing supplement, the accompanying prospectus supplement or prospectus other than in the United States, where action for that purpose is required. No offers, sales or deliveries of the notes, or distribution of this pricing supplement, the accompanying prospectus supplement, prospectus or any other offering material relating to the notes, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on us, DBSI or any dealer.

DBSI has represented and agreed, and any other agent through which we may offer the notes will represent and agree, that (i) if any notes are to be offered outside the United States, it will not offer or sell any such notes in any jurisdiction if such offer or sale would not be in compliance with any applicable law or regulation or if any consent, approval or permission is needed for such offer or sale by it or for or on behalf of the Issuer, unless such consent, approval or permission has been previously obtained, and (ii) it will obtain any consent, approval or permission required by it for the subscription, offer, sale or delivery of the notes, or for the distribution of any offering materials, under the laws and regulations in force in any jurisdiction to which it is subject or in or from which it makes any subscription, offer, sale or delivery.

The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area. For these purposes, (a) a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of Directive 2002/92/EC, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Directive 2003/71/EC; and (b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes. Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the European Economic Area has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the European Economic Area may may be unlawful under the PRIIPs Regulation.

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